United States securities and exchange commission logo





                           May 7, 2021

       Nicholas P. Robinson
       Chief Executive Officer
       King Pubco, Inc.
       875 Third Avenue
       New York, NY 10022

                                                        Re: King Pubco, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 8, 2021
                                                            File No. 333-255121

       Dear Mr. Robinson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       Cover Page

   1. Please revise the cover page so that the focus is less on the mechanics and legal description of the
transactions and more on highlighting that you have entered into a business combination
transaction with Maple Holdings Inc. (   KORE   ). Clearly disclose
                                                        the maximum cash and
King Pubco, Inc. ("Pubco") common shares the equity holders of
                                                        KORE may receive and
the total number of Pubco common shares and warrants to be
                                                        issued to the equity
holders of Cerberus Telecom Acquisition Corp. (   CTAC   ). In
                                                        addition, disclose the
PIPE transaction that will occur concurrently with the business combination and the
minimum cash condition to the transactions.
 Nicholas P. Robinson
FirstName  LastNameNicholas P. Robinson
King Pubco,  Inc.
Comapany
May  7, 2021NameKing Pubco, Inc.
May 7,
Page 2 2021 Page 2
FirstName LastName
Questions and Answers
What equity stake will current stockholders of KORE and the PIPE Investors hold in Pubco after the closing?, page 11

2. We note that you disclose the equity stake of stockholder groups assuming no redemption by CTAC's public stockholders. Please revise to also disclose the equity stake of these groups assuming maximum redemption by CTAC's public stockholders. What conditions must be satisfied to complete the business combination?, page 12

3. Please clarify that closing conditions, including the PIPE investment, may be waived by the parties. Further, clarify how you will notify shareholders if the closing conditions are waived or if the PIPE investment is materially altered.
What happens if a substantial number of public shareholders vote in favor of the business combination proposal ..., page 15

4. Please briefly explain the minimum cash consideration amounts and clarify that the amount of SPAC share redemptions does not affect the number of Pubco shares issuable or cash paid to KORE shareholders.
How Does the Sponsor Intend to Vote on the Proposals?, page 16

5. In light of the fact that the SPAC Sponsor has agreed to vote its shares of common stock to approve the merger and related proposals, please disclose the percentage of non-
         affiliated public shares that are needed to approve the merger by majority vote assuming all CTAC outstanding shares are voted and assuming only a quorum of CTAC shares are present.
Summary of the Proxy Statement/Prospectus
Information About KORE, page 20

6. We note your disclosure here of Adjusted EBITDA. Please revise to disclose the comparable GAAP measure of net loss with equal or greater prominence. Similar revisions should be made to the disclosures in the Information about KORE's business section. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
102.10 of the Non-
         GAAP Compliance and Disclosure Interpretations.
Participation in 5G Adoption, page 25

7. In your risk factors section, you discuss the risks and challenges related to the shift from older technology such as 2G or 3G to 5G mobile technology. Please clarify the current state of this transition in the industry and with your customers. Clarify the extent to which you currently derive revenue from 5G, 4G, and older 2G or 3G devices and connections.
 Nicholas P. Robinson
FirstName  LastNameNicholas P. Robinson
King Pubco,  Inc.
Comapany
May  7, 2021NameKing Pubco, Inc.
May 7,
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FirstName LastName

The Parties, page 28

8. Please add a section to describe your SPAC Sponsor as a party to the business combination and clarify its affiliation with Cerberus Capital Management. Further, please clarify if any PIPE investor is anticipated to be a principal stockholder post-business combination.
The Business Combination Proposal, page 29

9. Please consider adding a section here or in your Q&A section that describes the sources and uses of cash similar to the disclosure provided on page 163, but accounting for both no and max redemption scenarios.
10. Please clarify that the Pubco warrants will contain a redemption provision that will allow you to redeem them for as low as $0.01 per warrant if the share price is above $18, and
         $0.10 warrant if the share price is between $10 and $18 per share. Consider adding a risk factor as well.
Company Holders Support Agreement, page 30

11. You indicate that, pursuant to the Company Holders Support Agreements, certain KORE
         Stockholders agreed to obtain written consent approving the Merger Agreement and the
         Transactions as soon as reasonably practicable after effectiveness of this registration statement. Tell us who will provide the written consents, their relationship to KORE and the voting power represented by their interests in KORE. Also tell us the number and nature of KORE holders who will be not providing written consents. Risk Factors
KORE's management has identified internal control deficiencies..., page 82

12. We note your discussion of significant deficiencies and potential material weaknesses identified in connection with the preparation of your financial statements. Please revise to clarify what remains to be completed in your remediation plan, if anything. Also, disclose how long you estimate it will take to complete your remediation plan and any material costs you have, or expect to incur.
The provision of Pubco's amended and restated certificate of incorporation requiring exclusive forum..., page 101

13. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 Nicholas P. Robinson
King Pubco, Inc.
May 7, 2021
Page 4
Certain Forecasted Financial Information for KORE, page 156

14. On page 159, you indicate the board viewed public trading multiples of total revenues and
         adjusted EBITDA of benchmark companies as    as the most relevant
financial metrics to
         assist in the valuation of KORE.    Please explain the basis for the
belief that the enterprise
         value over total revenues and adjusted EBITDA multiples were the most relevant financial metrics and clarify whether the board considered other valuation methods or other financial projections from management. Further, please clarify whether the board received other financial projections, such as the ones mentioned on page 148.
15. With respect to your benchmark companies multiples provided in the tables on page 159, you note such information is based on data gathered on March 15, 2021, including from annual and quarterly reports and other sources such as Bloomberg and IBES Estimates.
         We note that annual and quarterly reports contain historical information, while IBES
         Estimates and other sources contain future estimates of performance or value. Please clarify how the benchmark data was calculated and if the enterprise value was based on current or recent market prices or projections to 2022, and similarly if the revenue and adjusted EBITDA were based on historical information, company or analyst projections for 2022, or projections determined by your board with consultation with your advisors.
16. We note the revenue projections for KORE show an acceleration of revenue growth for up to 24% by 2025. Please provide the basis for these revenue growth projections, including how they relate to past performance, and the assumptions used by KORE management for why they believe these growth rates were appropriate.
17. We note that the projections include Total Connections and Go Forward Connections.
         Please provide a more detailed explanation of what these terms mean. For example, it is not clear whether these metrics refer to the number of carriers, customers or devices that connect to your platform for connectivity services. We note that these metrics are not discussed in the disclosure about KORE's business or in KORE
management   s discussion
         and analysis.
U.S. Federal Income Tax Considerations, page 169

18. You indicate that you intend for the Pubco Merger to qualify as a tax-free F
         Reorganization. Therefore, please file an opinion of counsel supporting such a conclusion. Refer to Item 601(b)(8) of Regulation S-K.
Information about KORE
Overview,
FirstName page 196
          LastNameNicholas P. Robinson
Comapany
19.       NameKing
      Please  revise to Pubco,
                        discloseInc.
                                 the actual number of customers and devices for
each reported
May 7,period.
       2021 Page 4
FirstName LastName
 Nicholas P. Robinson
FirstName  LastNameNicholas P. Robinson
King Pubco,  Inc.
Comapany
May  7, 2021NameKing Pubco, Inc.
May 7,
Page 5 2021 Page 5
FirstName LastName
Customers and Key Partners, page 203

20.      You disclose that KORE   s largest customer comprises approximately
17% of KORE   s
         total revenues for fiscal year 2020. Please advise us whether Pubco will be substantially
         dependent upon KORE   s agreements with this customer, pursuant to
Item 601(b)(10) of
         Regulation S-K. Similarly, you describe    strategic technology,
development, and
         marketing relationships with several of [KORE   s] customers and
partners.    Please clarify
         if any of these relationships involve material agreements or generate material amounts of revenue or expenditures, either directly or through reseller or distribution agreements. If so, please describe the terms of such agreements.
KORE's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Overview, page 209

21. You disclose that customer churn is an important driver for your revenue. Further, you include various metrics in your investor presentation located on your website, such as churn from go-forward customers, one time churn, number of connected devices, percent of revenue that is recurring, top 25 customer CAGR, growth in SIM count, average SIM count, and growth in total contract value of wins. Please tell us what consideration was given to including a quantified discussion of these or any other key metrics used by management. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release
         No. 33-10751.
22. We note disclosure regarding the implementation of your strategic plan, which includes the costs to re-write your core technology platform and expenses incurred to design certain new IoT solutions and "go-to-market" capabilities. Please revise your Overview section to discuss this plan in more detail and the impact it has had, and is expected to have, on trends in your operations. Lastly, revise your results of operations discussion to quantify any impact, if material. Refer to Item 303 of Regulation
S-K.
Results of Operations for the Years Ended December 31, 2020 and 2019, page 213

23. You attribute the changes in certain revenue and expense line items over the reporting periods to multiple factors. Where multiple factors are cited, please expand your discussion of the results of operations to quantify the amount attributed to each underlying factor that you identified. Please refer to Section III.D of SEC Release No. 33-6835.
 Nicholas P. Robinson
FirstName  LastNameNicholas P. Robinson
King Pubco,  Inc.
Comapany
May  7, 2021NameKing Pubco, Inc.
May 7,
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FirstName LastName
Liquidity and Capital Resources, page 215

24. Please revise your discussion of future liquidity and capital resource requirements to analyze material long term cash requirements from known contractual and other obligations. Specify the type of obligation and the relevant period for the related cash requirements, discuss the anticipated source of funds needed to satisfy such obligations and any reasonably likely material changes in the mix and relative cost of such resources.
         Refer to Item 303(b)(1) of Regulation S-K.
Non-GAAP Financial Measures, page 217

25. We note your non-GAAP measure excludes costs related to transformation expenses.
         Please provide additional information as to what types of expenses are included in this adjustment. Also, tell us how you considered the guidance in Question
100.01 of the
         Non-GAAP Compliance and Disclosure Interpretations when adjusting for these expenses given the nature of your business.
26. We note your discussion of acquisition and integration-related restructuring costs in your measure of Adjusted EBITDA. Please provide a breakdown of the type and amount of specific costs included in the adjustment. To the extent material, revise management's discussion and analysis to provide the disclosures required by SAB Topic 5.P.4 for your restructuring activities and include the disclosures required by ASC 420-10-50-1 in your financial statements.
27. To the extent there are any material offsetting amounts included in your "other adjustment" line item, please disclose the types and amounts of items that comprise this line item.
Unaudited Pro Forma Combined Financial Information
Introduction, page 238

28. We note that the analysis of the relative voting rights for purposes of determining the accounting acquirer in this transaction excludes the CTAC warrants, which are not exercisable and are out of the money at the date of the business combination. Please address the following:
             Further explain your basis for excluding the CTAC warrants. In this regard, while they are not currently exercisable, they become exercisable within 30 days of a business combination.
             Tell us how you determined that the warrants were out of the money at the business combination date, as that date has not yet occurred.
             If the warrants were to be considered in your analysis, tell us whether that would change your conclusion under either the minimum or maximum redemption scenario and if not explain why not.
             Tell us whether any of the PIPE investors would be considered related parties to either KORE or CTAC and if so, how this was considered in your analysis.
 Nicholas P. Robinson
FirstName  LastNameNicholas P. Robinson
King Pubco,  Inc.
Comapany
May  7, 2021NameKing Pubco, Inc.
May 7,
Page 7 2021 Page 7
FirstName LastName
         Refer to ASC 805-10-25-5.
29. We note your pro forma financial statements have been prepared assuming CTAC shareholders holding 13.9 million of the public shares will exercise their redemption rights; however, it appears that 24.7 million shares are subject to redemption. Please revise both here and throughout the filing to clarify whether you have additional financing available to ensure you will meet the cash requirements of the Merger or confirm whether the Merger will not be consummated if more than 54% of CTAC shareholder's opt to redeem their shares. Also, to the extent necessary, revise to provide additional pro forma information that give effect to additional redemptions and financing. Refer to Article 11-
         02(a)(10) of Regulation S-X.
30. Please disclose the per share exchange ratio for KORE common stock, Series C preferred stock, warrants and options and the total number of Pubco shares being issued for each.
         Refer to Article 11-02(a)(8) of Regulation S-X.
Beneficial Ownership of Securities, page 268

31. Please provide the beneficial ownership of KORE prior to the business combination.
Maple Holdings Inc. Audited Financial Statements
Consolidated Statements of Operations, page F-28

32. We note that hardware revenue exceeded 10% of total revenue in fiscal 2020. Please revise to separately present revenue and related cost of revenue for products sales in your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.
33. We note that your cost of revenue excludes depreciation and amortization expense and that you also present a gross profit subtotal which excludes the effects of these expenses.
         Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of revenue, you should remove the gross profit subtotal from your statements of operations and re-
         label the cost of revenue line item throughout the filing where necessary to indicate that it excludes depreciation and amortization. MD&A should be revised to reflect the impact of any reclassification in your financial statements.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-33

34. You disclose that your connectivity contracts are generally short-term in nature
         (i.e., month-to-month arrangements). Please reconcile this information with your disclosure on page 198 that certain of these contracts are multi-year contracts with automatic renewals. Also, disclose any cancellation or termination provisions in your contracts, such as the ability to cancel without substantive fees or costs.
35. We note that you account for device and other hardware sales as separate contracts since the customer is not obligated to purchase additional services when committing to the
 Nicholas P. Robinson
King Pubco, Inc.
May 7, 2021
Page 8
      purchase of any products. Please tell us how you considered ASC 606-10-25-9 when concluding the contracts should be accounted for separately.
36. Please disclose the estimates, method and assumptions used to determine standalone selling price for each performance obligation. Refer to ASC
606-10-50-20(c).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah, Senior Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameNicholas P. Robinson
                                                           Division of
Corporation Finance
Comapany NameKing Pubco, Inc.
                                                           Office of Technology
May 7, 2021 Page 8
cc:       Neil Whoriskey, Esq.
FirstName LastName